Blue Capital Reinsurance Holdings Ltd.
Registration Statement on Form S-1
CIK No. 0001582086

October 7, 2013

Dear Mr. Riedler:

Blue Capital Reinsurance Holdings Ltd. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 (CIK No. 0001582086) (the “Registration Statement”). The Company previously confidentially submitted the Registration Statement to the Commission. This letter, together with the Registration Statement, sets forth the Company’s response to the comments contained in your letter dated September 30, 2013 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

Four clean copies of the Registration Statement and four copies that are marked to show changes from the Registration Statement that was confidentially submitted to the Commission on September 18, 2013 are enclosed for your convenience.

Business

Historical Montpelier Loss Ratio, page 70

1.	We note your response to our prior comment 12 and your accompanying analysis as to why you believe that the disclosure regarding Montpelier’s loss ratio and related peer comparison are relevant and meaningful for potential investors. We are unable to concur with your analysis regarding the relevance of this information given the significant differences between Montpelier’s business and your proposed business, including those enumerated on page 19 of the materials provided pursuant to our prior comment 4. Accordingly, please revise your prospectus to remove any discussion of Montpelier’s loss ratios and the related peer comparison.

In response to the Staff’s comment, the Company has revised its disclosure to remove any discussion of Montpelier’s loss ratios and the related peer comparison.

Exhibit Index, page II-4

2.	Please file a copy of the 2013 Long Term Incentive Plan as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has added the 2013 Long-Term Incentive Plan to the Exhibit Index and has filed a copy of the 2013 Long-Term Incentive Plan as Exhibit 10.7 to the Registration Statement.

2

Please contact me at (212) 474-1024, or, in my absence, Michael Mariani at (212) 474-1007, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Mr. Jeffrey P. Riedler

         Assistant Director

                  U.S. Securities and Exchange Commission

                           Division of Corporation Finance

                                    100 F Street, N.E.

                                             Washington, D.C. 20549

Copy with enclosures to:

Ms. Amy Reischauer

         U.S. Securities and Exchange Commission

                  Division of Corporation Finance

                           100 F Street, N.E.

                                    Washington, D.C. 20549

Mr. Michael S. Paquette

         Interim Chief Financial Officer

                  Blue Capital Reinsurance Holdings Ltd.

                           94 Pitts Bay Road

                                    Pembroke HM 08

                                             Bermuda

BY EDGAR; FED EX